UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

444144109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 444144109

1.	Names of Reporting Persons. Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 625,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 625,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12.	Type of Reporting Person (See Instructions) IA, PN

(1)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(2)	Includes warrants to purchase 625,000 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 444144109

1.	Names of Reporting Persons. Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 556,250 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 556,250 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 556,250 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(2)	Includes warrants to purchase 556,250 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 444144109

1.	Names of Reporting Persons. Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 68,750 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 68,750 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,750 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(2)	Includes warrants to purchase 68,750 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 444144109

1.	Names of Reporting Persons. BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 625,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 625,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12.	Type of Reporting Person (See Instructions) IA, OO

(1)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(2)	Includes warrants to purchase 625,000 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 444144109

1.	Names of Reporting Persons. Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 625,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 625,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(2)	Includes warrants to purchase 625,000 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 444144109

1.	Names of Reporting Persons. Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 625,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 625,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (1)
12.	Type of Reporting Person (See Instructions) IN

(3)	Represents the Reporting Person’s beneficial ownership as of February 14, 2014.
(4)	Includes warrants to purchase 625,000 shares of common stock of the Issuer that are exercisable within 60 days of the date of this Schedule 13G.

Item 1.

(a)	Name of Issuer

Hudson Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1 Blue Hill Plaza, P.O. Box 1541, Pearl River, New York 10965

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Becker Drapkin Management, L.P. (“BD Management”), Becker Drapkin Partners (QP), L.P. (“Becker Drapkin QP”), Becker Drapkin Partners, L.P. (“Becker Drapkin LP”), BC Advisors, LLC (“BCA”), Steven R. Becker (“Mr. Becker”) and Matthew A. Drapkin (“Mr. Drapkin,” and together with BD Management, Becker Drapkin QP, Becker Drapkin LP, BCA and Mr. Becker, the “Reporting Persons”). Becker Drapkin QP and Becker Drapkin LP are referred to collectively as the “Becker Drapkin Funds.”

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of common stock of the Issuer (the “Common Stock”) owned by it (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares.

Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Common Stock owned by it (the “Becker Drapkin LP Shares,” and together with the Becker Drapkin QP Shares, the “Becker Drapkin Funds Shares”). Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of each of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by BD Management. BCA does not own any Common Stock directly and disclaims beneficial ownership of any Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each hereby disclaim beneficial ownership of any Common Stock beneficially owned by BCA.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

444144109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BC ADVISORS, LLC

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference from Exhibit 24.1 to the Schedule 13G relating to the Common Stock of the Issuer filed on May 12, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference from Exhibit 99.1 to the Schedule 13G relating to the Common Stock of the Issuer filed on May 12, 2011 by the Reporting Persons with the Securities and Exchange Commission)